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SECU[illegible] 10035773 [illegible]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 1 8 2010
Washington, DC
110

SEC FILE NUMBER
8- 42677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLARK NOBIL & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 E. Hallandale Beach Blvd., #701

(No. and Street)

Hallandale, FL 33009

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark Nobil (954) 458-9000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMAS W. KLASH

(Name – *if individual, state last, first, middle name*)

1909 Tyler St., #603, Hollywood, FL 33020

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Clark Nobil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clark Nobil & Co., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(none)


KAREN BALBOA
MY COMMISSION # DD 958790
EXPIRES: February 7, 2014
Bonded Thru Notary Public Underwriters

[signature]
Signature

Sole Proprietor
Title

Karen Balboa 3-9-10
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARK NOBIL & CO.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

CLARK NOBIL & CO.
FINANCIAL STATEMENTS
DECEMBER 31, 2009

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN PROPRIETOR'S EQUITY	4
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7-8
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1	9

THOMAS W. KLASH
Certified Public Accountant

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Clark Nobil & Co.
Hallandale, Florida

I have audited the accompanying Statement of Financial Condition of Clark Nobil & Co. (the Company) as of December 31, 2009, and the related Statements of Income, Changes in Proprietor's Equity, Changes in Liabilities Subordinated to Claims of General Creditors, and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clark Nobil & Co., Inc. as of December 31, 2009, and the results of operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas W. Klash, CPA
Hollywood, Florida
March 8, 2010

1909 Tyler Street – Suite 603 – Hollywood, Florida 33020 (954) 925-4900
www.tklash.com

CONFIDENTIAL

CLARK NOBIL & CO.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

CURRENT ASSETS:	
Cash	$ 10,529
Commissions Receivable	15,573
TOTAL CURRENT ASSETS	$ 26,102

PROPRIETOR'S EQUITY

CLARK NOBIL CAPITAL	$ 26,102

See accompanying notes to financial statements.

CLARK NOBIL & CO.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

COMMISSION REVENUE	$ 47,679
EXPENSES:	
Occupancy	18,600
Office	10,663
Communications and Utilities	9,224
Automobile	6,265
Insurance	1,352
Dues and Subscriptions	996
TOTAL EXPENSES	47,100
NET INCOME	$ 669

See accompanying notes to financial statements.

CLARK NOBIL & CO.
STATEMENT OF CHANGES IN SOLE PROPRIETOR'S EQUITY
YEAR ENDED DECEMBER 31, 2009

BALANCE (as previously reported) - December 31, 2008	$ 9,854
CORRECTION OF PREVIOUSLY REPORTED REVENUES	13,579
RESTATED BALANCE – December 31, 2008	23,433
CAPITAL CONTRIBUTIONS	2,000
NET INCOME	669
BALANCE – December 31, 2009	$ 26,102

See accompanying notes to financial statements.

CLARK NOBIL & CO.
STATEMENT OF LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2009

NONE

See accompanying notes to financial statements.

CLARK NOBIL & CO.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 669
Adjustments to Reconcile Net Income to Net Cash	
(Used) in Operating Activities:	
Changes in Assets and Liabilities:	
Accounts Receivable Increase	(1,994)
NET CASH (USED) IN OPERATING ACTIVITIES	(1,325)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Contributions	2,000
NET CASH PROVIDED FROM FINANCING ACTIVITIES	2,000
CASH INCREASE DURING THE PERIOD	675
CASH – Beginning of Period	9,854
CASH – End of Period	$ 10,529

See accompanying notes to financial statements.

CLARK NOBIL & CO.
NOTES TO FINANCIAL STATEMENTS

NOTE A - BUSINESS AND ACCOUNTING POLICIES –

Business:

The Company (a sole proprietorship), is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company's business consists exclusively of the sale of shares of registered, open-ended investment companies (mutual funds). The Company holds no securities or customer funds and is exempted from membership in the Securities Investor Protection Act and rule 15c3-3, (relating to customer protection and maintenance of custodial accounts). The Company earned no revenues from investment advisory fees during 2009.

Use of Estimates:

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes:

Income taxes relating to the operations of the Company are borne by the proprietor.

Fair Values of Financial Instruments:

The carrying amounts of the Company's financial instruments at December 31, 2009 approximate fair value.

Revenue Recognition:

Commission revenues are recorded as earned.

NOTE B - NET CAPITAL REQUIREMENTS –

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $26,102 which is $21,102 in excess of the required minimum.

NOTE C - CONCENTRATION OF RISK –

Commission revenues relating to a single mutual fund organization's distributor (American Funds Distribution Co.) accounted for approximately 93% of the Company's revenues for the year ended December, 31, 2009.

NOTE D - SUBSEQUENT EVENTS –

Management has evaluated the adequacy of financial statement disclosures subsequent to the balance sheet date through March 8, 2010.

SCHEDULE I
CLARK NOBIL & CO.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

CLARK NOBIL CAPITAL	$ 26,102
MINIMUM NET CAPITAL	(5,000)
EXCESS NET CAPITAL	$ 21,102

There are no material differences between the preceding computation and the Company's corresponding (amended) unaudited part II of form X-17A-5 as of December 31, 2009.